UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GMX RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38011M108

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of GMX Resources Inc., an Oklahoma corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on February 27, 2013, as amended (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 3, 2013, the Court approved an Interim Order (the “Interim Order”) authorizing the Issuer to enter into a Superpriority Debtor in Possession Credit and Guaranty Agreement, dated as of April 4, 2013 (the “DIP Facility”), among the Issuer, as Borrower, Diamond Blue Drilling Co. and Endeavor Pipeline Inc., as Guarantors, the lenders party thereto, including the GSO Funds, as lenders, and Cantor Fitzgerald Securities, as DIP Agent. Pursuant to the terms of the DIP Facility, the lenders agreed, if approved by the Court, to lend up to $50,000,000 in term loans (the “Funding Amount”). The Interim Order authorizes the Issuer on an interim basis to borrow loans up to the principal amount of $20.0 million, including, if required, to have letters of credit issued in the aggregate face amount not to exceed $1.0 million. All of such borrowings are required to be used by the debtors as expressly permitted under the DIP Facility and related documents.

The proceeds of the Funding Amount, subject to the Initial Budget and the Approved 13-Week Budget (each as described in the DIP Facility), will be used to pay the fees, costs and expenses incurred by the Issuer in the administration of bankruptcy proceeding related to the Issuer, to provide for working capital, professional expenses and other general corporate purposes, subject to approval by the lenders, which may include the orderly sale of the Issuer’s assets pursuant to Section 363 of the Bankruptcy Code.

The DIP Facility contains certain events of default, the occurrence of which will permit the DIP Agent and the lenders to exercise certain remedies, including without limitation acceleration of the loans, termination of the commitments to extend credit thereunder and realization upon the collateral. As security for the performance of the obligations of the Issuer under the DIP Facility and the related loan documents, the DIP Agent, for the benefit of itself and the other lenders, has been granted security interest in and lien on substantially all of the Issuer’s assets, having the priority and subject to the terms and conditions set forth in the DIP Facility and the Court’s orders.

The Reporting Persons intend to continue to engage in discussions with the Issuer and its representatives regarding these and/or other potential transactions that may be deemed to have the purpose or effect of changing or influencing control of the Issuer, or that may be in connection with or relating to such Reporting Persons as a participant in any transaction having that purpose or effect, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The descriptions of the DIP Facility contained in this Item 4 are not intended to be complete and is qualified in its entirety by reference to the agreement, each of which is incorporated by reference as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit E.	Superpriority Debtor in Possession Credit and Guaranty Agreement, dated as of April 4, 2013, among the Issuer, as Borrower, Diamond Blue Drilling Co. and Endeavor Pipeline Inc., as Guarantors, and the Lenders from time to time party thereto, as Lenders, and Cantor Fitzgerald Securities, as DIP Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 9, 2013 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2013

GSO Palmetto Opportunistic Investment Partners LP
By: GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP
By: GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

7